October 31, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549

Attn: Aisha Adegbuyi and Christian Windsor

Re:	Abacus Life, Inc.

Registration Statement on Form S-1

Filed September 29, 2023

File No. 333-274553

Dear Ms. Adegbuyi and Mr. Windsor:

Abacus Life, Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 P.M. Washington, D.C. time, on November 2, 2023 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Please contact Robert Evans, of Locke Lord LLP, counsel to the Registrant, at (212) 912-2728, or Joseph Chung of Locke Lord LLP, at (212) 912-2721 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

ABACUS LIFE, INC.

/s/ Jay Jackson
Jay Jackson
Chief Executive Officer